Exhibit 99.2 For immediate release

Sify to invest in technology startups

Chennai, Monday, September 5, 2013: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and IT Services in India with growing global delivery capabilities, today announced that it will explore avenues to invest in or partner with technology startups focusing on Cloud, Security and Managed services..

These investments or partnerships will be particularly directed at those companies with synergies to Sify's current business lines. The aim is to strengthen and differentiate Sify's current service and product offerings both for domestic and international markets, and through strategic relationships with target companies outside of India, expand its presence in key markets outside India. Sify will also seek to leverage the Company’s intellectual property in India, create new revenue streams and increase brand awareness

Sify had already called on August 21, 2013, INR 30 crores of capital from its 2010 Subscription Agreement with Sify's promoter group as initial funding for such investments. An additional INR 120 crores will remain available to Sify pursuant to the terms of that agreement, which may be called by Sify's Board of Directors as needed. Sify's Board has also approved the execution of an Amendment to the Subscription Agreement removing the current September 2013 deadline to call the balance of INR120 crores, leaving such funds available for draw by the Board at such time as it determines the funds are needed.

About Sify Technologies
Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1100 cities and towns in India. This telecom network today connects 36 Data Centres across India in addition to Sify’s own 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services; the different businesses units being Telecom, Data Center, Cloud and Managed services, Application services and Telecom Integration services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Sify is a recognized ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data centre hosting, Integration services, security services and managed services. Sify has also built a credible reputation in the emerging Cloud Computing market and has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

As a solutions provider, Sify Software develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions, both in India and globally. The business also operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2013, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Investor Relations & Corporate	Mr. Christopher Chu (ext. 426)
Communications
+91 44 22540777 (extn.2055)	+1-646-284-9400
praveen.krishna@sifycorp.com	truc.nguyen@grayling.com
christopher.chu@grayling.com